UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 January 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
: C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
D M J Ncube, G M Wilson
†British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
M M L Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel    +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za
Willie Jacobsz
Tel
+1 617 535 7545
Mobile    +1 857 241 7127
email
Willie.Jacobsz@
gfexpl.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS TO RELEASE RESULTS
FOR THE QUARTER AND YEAR
ENDED 31 DECEMBER 2015
Johannesburg, 19 January 2016. Gold Fields Limited ("Gold Fields")
(NYSE, JSE) will publish its results for the quarter and year ended 31 December 2015 on SENS and on the company's wesite
www.goldfields.com
at
07:05
(SA time) on Thursday, 18 February
2016.
LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO
AND VIDEO WEBCAST
Management will host a results presentation at the time and venue listed below:
Date: Thursday, 18 February 2016
Time: 09:45 for 10:00
Venue: Auditorium
JSE Limited
One Exchange Square
Gwen Lane, Sandown
Parking:
Parking will be at 24 Central, Gwen Lane,
Sandown. (next to the JSE entrance)
RSVP:
Kindly confirm attendance with Francie Whitley via
reply email or tel: +27 11 562-9712.
A simultaneous audio and video webcast will be available on the Gold
Fields website
www.goldfields.com
at 10:00 (SA time) on 18 February
2016.
TELECONFERENCE
A global teleconference will be held on Thursday, 18 February 2016 at 16:00 (SA time). Details are as follows:

CONFERENCE CALL
18 February 2016
Results for the quarter ended 31 December 2015
Johannesburg: 16:00 (GMT +2)
For United Kingdom: 14:00 (GMT)
For North America: 09:00 (Eastern time)
A telephone conference call has been scheduled at the times indicated above. Details are as follows:
Dial in numbers
Other Countries (Intl Toll) +27 11 535 3600
Other Countries - Alternate +27 10 201 6800
South Africa (Toll-Free) 0 800 200 648
South Africa - Johannesburg 011 535 3600
South Africa - Johannesburg Alternate 010 201 6800
UK (Toll-Free) 0808 162 4061
USA and Canada (Toll Free) 1 855 481 5362
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:
Playback code: 44302#
(Available for seven days)
South Africa & Other: + 27 11 305 2030
USA and Canada: 1 855 481 5363
United Kingdom: 0808 234 6771
Investor contacts:
Avishkar Nagaser
Phone: +27 11 562 9775
avishkar.nagaser@goldfields.co.za
Willie Jacobsz Phone: +1 617 535 7545
willie.jacobsz@gfexpl.com
Francie Whitley Phone: +27 11 562 9712
francie.whitley@goldfields.co.za
Media contact:
Sven Lunsche
Phone: +27 11 562 9763
sven.lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources
6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 19 January 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer